                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*
                           --------------------------
                              CASTLE & COOKE, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    148433105
                      (CUSIP Number of Class of Securities)

                                 Roberta Wieman
                            10900 Wilshire Boulevard
                          Los Angeles, California 90024
                            Telephone: (310) 208-6055
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                   Copies to:

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    695 Town Center Drive, Seventeenth Floor
                          Costa Mesa, California 92626
                            Telephone: (714) 668-6200

                                September 6, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           David H. Murdock
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------

 (4) Source of Funds*
                          oo
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                           /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           10,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           10,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    10,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           100%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Flexi-Van Leasing Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------

 (4) Source of Funds*
                           oo
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           10,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           10,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    10,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           100%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Castle & Cooke Holdings, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------

 (4) Source of Funds*
                           oo
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           10,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           10,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    10,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           100%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

David H. Murdock ("DHM"), Flexi-Van Leasing, Inc. ("FLX"), Castle & Cooke Holdings, Inc. ("Parent") and Castle Acquisition Company, Inc. ("Purchaser," and together with DHM, FLX and Parent, the "Purchasing Parties") hereby amend and supplement their statement on Schedule 13D relating to the shares of common stock, having no par value (the "Shares"), of Castle & Cooke, Inc. (the "Company"), as set forth below.

Item 5.  Interest in Securities of the Issuer

When the offer by Purchaser to purchase all of the Shares, at a purchase price of $19.25 per Share (the "Revised Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2000, as amended (the "Revised Offer"), and in the related Letters of Transmittal, expired on July 21, 2000, the Purchaser purchased the 11,160,004 Shares tendered, and the Purchasing Parties owned 14,661,314 Shares or approximately 92% of the outstanding common stock. These numbers differ from those reported in amendment #11 because the exchange agent corrected a clerical error and because certain shares tendered on a guaranteed to deliver basis were not delivered.

On September 6, 2000, the shareholders of the Company approved the Agreement and Plan of Merger dated May 19, 2000, as amended, which provided for the merger of Purchaser into Company (the "Merger"). Articles of Merger were filed with the State of Hawaii shortly thereafter.

As a result of the Merger:

    - each issued and outstanding Share was either converted into the right to receive the Revised Offer Price in cash from the Company or converted into dissenters rights;

    -    all Shares were cancelled; and then

    - each of the 10,000 shares of Purchaser owned by Parent immediately prior to the Merger were converted into Shares.

Thus, as of the close of business on September 6, 2000, DHM and FLX each have beneficial ownership of all 10,000 of the outstanding shares of Castle & Cooke, Inc. common stock. All of such shares are held by Parent, which is 100% owned by FLX, which is 100% owned by DHM.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2000

Flexi-Van Leasing, Inc.



By: /s/ DAVID H. MURDOCK
   ---------------------
    David H. Murdock
    Chairman of the Board and
    Chief Executive Officer


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

Castle & Cooke Holdings, Inc.



By: /s/ DAVID H. MURDOCK
   ---------------------
    David H. Murdock
    Chairman of the Board and
    Chief Executive Officer



By: /s/ DAVID H. MURDOCK
   ---------------------
    David H. Murdock,
    as an individual



     [Signature Page of the Amendment No. 12 to Schedule 13D with respect to
                         Castle & Cooke, Inc.]


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